SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Executive Board of the National Electric Energy Agency - Aneel, on this date, decided to comply with the request of the subsidiary Amazonas Geração e Transmissão SA (“Amazonas GT”), so that it receives directly from the Electric Energy Trading Chamber (“CCEE”) the reimbursement of the Fuel Consumption Account (“CCC”) of the costs of acquisition of natural gas destined to the Thermoelectric Plants - Ponta Negra, Manauara, Jaraqui, Tambaqui and Cristiano Rocha, which are the so-called independent producers - PIEs located in the capital of the State of Amazonas, of the installments due, according to the energy measurement records and the financial amounts of the invoices to be presented by Amazonas GT, guaranteeing the discount of the value of the Regulated Contracting Environment - average ACR on the total generation cost, under the terms of art. 11 of Decree nº 7,246/2010. The payment of the amount referring to the average ACR will continue to be the responsibility of the distributor Amazonas Energia S.A. (“Amazonas Energia”).

In the case of the acquisition costs of natural gas destined to the Anamã, Anori, Caapiranga and Codajás UTEs, which are owned by Amazonas GT located in the interior of the State of Amazonas, Aneel authorized that CCEE, only in case of default of Amazonas Energia, proceed with the direct repayment to Amazonas GT of the installments falling due, according to the energy measurement records and the financial amounts of the invoices to be presented by Amazonas GT, guaranteeing the discount of the average ACR value on the total generation cost, pursuant to art. 11 of Decree No. 7,246/2010, respecting the apportionment in proportion to the beneficiaries' rights, pursuant to art. 6 of Decree No. 9,022/2017. In this case, likewise, the payment of the amount referring to the average ACR will continue to be the responsibility of the distributor Amazonas Energia.

Considering the provisions above, it is necessary to clarify that with the end of the process of unbundling of Amazonas Energia, which was privatized by Eletrobras in 2019, the Natural Gas Supply Contract signed with Cigas/Petrobras and the Bilateral Energy Contracts - CBE with the Independent Energy Producers - PIE were assigned from Amazonas Energia to Amazonas GT, in December 2018.

In the scope of supplying energy from PIEs, Amazonas GT acts similarly to an energy trader, since it buys energy from PIEs and resells it to Amazonas Energia, in the same quantity and price, but with the additional cost of fuel , which Amazonas GT acquires. This operation to buy energy from PIEs and sell it to Amazonas Energia, therefore, is a pass-through operation, with no gains for Amazonas GT, which was the model approved by the regulatory authorities for the unbundling.

Until the current decision, Amazonas Energia was the direct beneficiary of CCC subsidies in relation to the total generation cost, including the costs of acquiring natural gas destined for the generation of PIEs. As of Aneel's decision, Amazonas GT starts to directly receive subsidies from CCC regarding the acquisition costs of natural gas from the capital's PIEs, which represents approximately R$ 100 million per month. In the case of UTEs in the interior, direct reimbursement to Amazonas GT of the acquisition costs of the natural gas will occur only in the event of default by Amazonas Energia and represents approximately R$ 4 million per month.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The mentioned CCC reimbursement values are average values and may change every month.

ANEEL's decision in no way changes the revenue of contract or increases CCC Fund spending, it only changes the payment flow that is now made directly to Amazonas GT.

The Company will keep the market informed about the subject of this Market Announcement.

Rio de Janeiro, July 14, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.